EXHIBIT 99.1

March 10, 2026

Mr. Kenneth M. Rockwood
Reserves Manager
XTO Energy Inc.
22777 Springwoods Village Parkway
Spring, TX 77389

	Re:	Underlying Properties (100%)
Relating to the Cross Timbers Royalty Trust
Reserves and Future Net Revenues
As of December 31, 2025
SEC Price Case

Dear Mr. Rockwood:

At your request, Miller and Lents, Ltd. (M&L) estimated the proved reserves and future net revenues as of December 31, 2025, attributable to the XTO Energy Inc. (XTO) interest in certain oil and gas properties prior to inclusion in the Cross Timbers Royalty Trust, i.e., Underlying Properties (100%). This report supersedes our previous report dated January 30, 2026, and incorporates amended production forecasts on a small number of wells. The Underlying Properties (100%) include royalty interest and working interest properties from which net profits interests were conveyed to the Cross Timbers Royalty Trust. The properties consist of approximately 2,725 leases and 13,930 wells located primarily in New Mexico, Oklahoma, and Texas. The aggregate results of M&L’s evaluations are as follows:

	Net Reserves		Future Net Revenues
Reserves Category	Oil and Condensate MBBL	Gas MMCF	Undiscounted M$	Discounted at 10% Per Year M$
Royalty Interest Properties
Proved Developed Producing	249	10,341	50,549	28,818
Total Proved	249	10,341	50,549	28,818
Working Interest Properties
Proved Developed Producing	682	531	12,605	7,950
Total Proved	682	531	12,605	7,950
Total Royalty and Working Interest Properties
Proved Developed Producing	931	10,872	63,154	36,767
Total Proved	931	10,872	63,154	36,767

Oil and condensate volumes are expressed in thousand barrels (MBBL). Gas volumes are expressed in million cubic feet (MMCF). Future net revenues are expressed in thousand dollars (M$).

The report was prepared for the use of XTO in its financial and reserves reporting and was completed on March 10, 2026. M&L performed evaluations, which are designated as the SEC Price Case, using price and expense premises specified by XTO and described in detail on Appendix 1.

Proved reserves and future net revenues were estimated in accordance with the provisions contained in Securities and Exchange Commission Regulation S-X, Rule 4-10(a). The Securities and Exchange Commission definition of proved reserves is shown on Appendix 2 (not included). Gas volumes for each property are stated at the pressure and temperature bases appropriate for the sales contract or state regulatory authority; therefore, some of the aggregated totals may be stated at a mixed pressure base. No provisions for the possible consequences, if any, of product sales imbalances were included in M&L’s projections since M&L received no relevant data. Estimates of future net revenues and discounted future net revenues are not intended and should not be interpreted to represent fair market values for the estimated reserves. In M&L’s projections, future costs of abandoning facilities and wells were assumed to be

Underlying Properties (100%)

Relating to the Cross Timbers Royalty Trust

March 10, 2026

offset by salvage values. Estimated costs, if any, for restoration of producing properties to satisfy environmental standards are beyond the scope of this assignment.

Following Appendix 2 (not included) is a list of exhibits that include annual projections of future production and net revenues for each state, interest type, and reserves category. Also included in the exhibits are one-line summaries showing the proved reserves and future net revenues for each property in the total royalty trust, in the working interest category, in the royalty interest category, and in each state. These exhibits should not be relied upon independently of this narrative.

The proved developed producing reserves and production forecasts were estimated by production decline extrapolations, water-oil ratio trends, or in a few cases, by volumetric calculations. For some properties with insufficient performance history to establish trends, M&L estimated future production by analogy with other properties with similar characteristics. The past performance trends of many properties were influenced by production curtailments, workovers, waterfloods, and/or infill drilling. Actual future production may require that M&L’s estimated trends be significantly altered. Reserves estimates from volumetric calculations and from analogies are often less certain than reserves estimates based on well performance obtained over a period during which a substantial portion of the reserves was produced.

The data employed in M&L’s estimations of proved reserves and future net revenues were provided by XTO. The current expenses for each lease were obtained from operating statements provided by XTO. For some leases, specific items were deducted, because they were considered to be nonrecurring expenditures. No overhead was included for those properties operated by XTO. For some properties, such as large waterfloods, XTO assumed a decline in operating costs due to depleting production that was derived by forecasting a decrease in the property well count. The data provided to M&L by XTO, including, but not limited to, graphical representations and tabulations of past production performance, well tests and pressures, ownership interests, prices, and operating costs were accepted as represented and were considered appropriate for the purpose of this report. M&L employed all methods, data, procedures, and assumptions considered necessary and appropriate in utilizing the data provided to prepare this report.

The evaluations presented in this report, with the exceptions of those parameters specified by others, reflect M&L’s informed judgments and are subject to the inherent uncertainties associated with interpretation of geological, geophysical, and engineering information. These uncertainties include, but are not limited to, (1) the utilization of analogous or indirect data and (2) the application of professional judgments. Government policies and market conditions different from those employed in this study may cause (1) the total quantity of oil, natural gas liquids, or gas to be recovered, (2) actual production rates, (3) prices received, or (4) operating and capital costs to vary from those presented in this report. At this time, M&L is not aware of any regulations that would affect XTO’s ability to recover the estimated reserves.

Miller and Lents, Ltd. is an independent oil and gas consulting firm. No director, officer, or key employee of Miller and Lents, Ltd. has any financial ownership in XTO Energy Inc. or any related company. M&L’s compensation for the required investigations and preparation of this report is not contingent on the results obtained and reported, and it has not performed other work that would affect M&L’s objectivity. Production of this report was supervised by Jennifer A. Godbold, P.E., an officer of the firm who is a licensed Professional Engineer in the State of Texas and is professionally qualified, with more than 14 years of relevant experience, in the estimation, assessment, and evaluation of oil and gas reserves.

Very truly yours,

MILLER AND LENTS, LTD.
Texas Registered Engineering Firm No. F-1442

/s/ JENNIFER A. GODBOLD
Jennifer A. Godbold, P.E.
Senior Vice President

Appendix 1

Cross Timbers Royalty Trust (100%)
SEC PRICE CASE
A. Oil Price

Average price during the 12-month period prior to 12/31/25 determined as the arithmetic average of the first-day-of-the-month price for each month during the year 2025. The average price was based on the West Texas Intermediate benchmark price. The arithmetic average of the first-day-of-the-month benchmark prices is $65.34 per barrel and is held constant through the life of the property. The average realized price, after appropriate adjustments, is $62.98 per barrel.

B. Gas Price

Average price during the 12-month period prior to 12/31/25 determined as the arithmetic average of the first-day-of-the-month price for each month during the year 2025. The average price was based on the Henry Hub benchmark price. The arithmetic average of the first-day-of-the-month benchmark price is $3.387 per MMBTU and is held constant through the life of the property. The average realized price, after appropriate adjustments is $3.86 per MCF.

C. Operating Costs

Current expenses held constant through the life of the property. For some properties, expenses included a variable component that was a constant cost per unit of gas production and a fixed component that was a constant cost per well completion.

D. Discount Rate	10% per year.